MARK W. JEANFREAU Partner Admitted in Louisiana and Texas (504) 584-9236 jeanfrem@phelps.com	May 16, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn.: Ms. Kathryn McHale, Senior Staff Attorney

Re:	Investar Holding Corporation

Draft Registration Statement on Form S-1

Submitted Confidentially on March 14, 2014

CIK No. 0001602658

Dear Ms. McHale:

On behalf of Investar Holding Corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 9, 2014 (the “Comment Letter”) relating to the above-referenced draft submission (the “Confidential Submission”). The Company is concurrently filing its Registration Statement on Form S-1 (the “Registration Statement”) that responds to the Staff’s comments to the Confidential Submission and also updates, clarifies and renders more complete the information contained in the Confidential Submission.

In this letter, we have reproduced the comments from the Comment Letter in italicized, boldface type and followed each comment with the Company’s response. Expect as otherwise specifically indicated, page references in the Company’s responses correspond to the pages of the Registration Statement.

General

1. Please note the updating requirements in accordance with Rule 8-08 of Regulation S-X.

The Company has updated the financial statements included in the Registration Statement as required under Rule 8-08 of Regulation S-X.

2. We note that you have elected not to submit a price range at this point. In order to expedite our review of many sections affected by the price of the offering, the staff would be happy to look at a draft range at any point.

The Staff’s comment is noted. The price range will be added to the prospectus once the price range for the offering is determined.

May 16, 2014

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, presented (or intends to present) to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that were published or distributed (or are published before you file publicly) in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company acknowledges the Staff’s comment and confirms that it will provide the Staff with (1) any written communications presented by or on behalf of the Company to potential investors in reliance on Section 5(d) of the Securities Act and (2) any research reports published or distributed in reliance on Section 2(a)(3) of the Securities Act. The Company confirms to the Staff that no such materials have been presented, published or distributed to date.

Cover Page

4. Please disclose the underwriting arrangements on the cover page in accordance with Item 501(b)(8) of Regulation S-K.

The cover page of the prospectus has been revised to reflect that the offering of the Company’s common stock will be conducted on a firm commitment basis.

Prospectus Summary, page 3

5. Please add a discussion about your current operations, including a summary of your loan portfolio and present income streams.

The Company has included the requested discussion in the Prospectus Summary section on pages 3 and 4.

6. We note your disclosure on page 7 that you “have no present agreement or plan concerning any specific acquisition or similar transaction.” Please revise your Summary, on pages 4 and 5, and your Business section, on pages 36 and 37, to include similar disclosure when discussing your growth strategy or referencing future acquisition opportunities.

The Company has revised the Prospectus Summary and Business sections as requested on page 5 and page 45, respectively.

Our Competitive Strengths, page 4

7. We note your discussion on page 18 of the risks posed by your recent acquisitions and what appear to be ongoing efforts “to integrate the acquired assets and operations” of SLBB and FCB. Please reconcile this disclosure with the subheading “Proven Ability in Acquisition Execution and Integration” and disclosure that you have already “efficiently integrated the acquired operations of the SLBB and the FCB.” Make corresponding revisions on pages 35 and 36.

The Company has completed the integration of the acquired assets and operations of both SLBB and FCB, and nothing occurred in the integration process for either acquisition that the Company believes will materially impact its ability to realize the anticipated benefits of the SLBB and FCB acquisitions. Accordingly, the risk factor beginning on page 21 has been revised to

May 16, 2014

delete integration as one of the factors that might impede the Company’s ability to achieve the anticipated benefits of these acquisitions. The risk factor entitled “We may face risks with respect to future acquisitions.” on page 21 also has been revised to include a more detailed discussion of the risks associated with integrating the operations and personnel of an acquired business.

Our Markets, page 5

8. Disclose the concentration of your business in your primary market areas. In this regard we note your disclosure on page 13 that 96.13% of your loan portfolio is secured by properties or other collateral located in Louisiana and that 74.55% of the loans in your loan portfolio were made to borrowers who live or work in either the Baton Rouge or New Orleans metropolitan areas.

This discussion has been updated to include the requested disclosure on page 6.

9. Revise to provide a more balanced view of your primary market areas or Southern Louisiana on the whole, addressing both the positive and negative features of these markets. For example, consider discussing industry segments, unemployment rates and trends, average home prices and sales, as well as car sales and repossessions.

The discussion of the Company’s market areas in the Prospectus Summary and Business sections on page 7 and page 42, respectively, has been revised beginning to balance the discussion as requested.

10. We note that you have a “relatively small market share” but have not provided any context in your summary to make a relational comparison. Please disclose that your primary market areas are “dominated by a very few large financial institutions,” as you note on page 37, or provide specific information about your competition’s market share, as you disclose on page 35.

The summary discussion of the Company’s market share has been revised to include the requested disclosure on page 6.

Dividend Policy, page 29

11. Revise to disclose the terms and features of your junior subordinated debt and trust preferred securities that may restrict your ability to pay dividends. Similarly revise page 7 to note that you have securities currently outstanding which have a preference over dividends.

The disclosures in The Offering and Dividend Policy sections have been revised, on page 8 and page 34, respectively, to address the restrictions on the Company’s payment of dividends under its junior subordinated debt and trust preferred securities.

Dilution, page 31

12. Please advise whether “Shareholders as of December 31, 2013” in the table at the bottom of the page were all either officers, directors, promoters, or affiliated persons. If not, revise to compare the effective cash costs of the common equity acquired by these individuals in all transactions during the previous five years to the public offering price. Refer to Item 506 of Regulation S-K.

May 16, 2014

In each prior offering of Investar Bank common stock (which stock was subsequently exchanged for Company common stock in the Share Exchange (as defined on page 8)), all officers, directors, promoters and affiliated persons participating in such offering paid the same price as all other participants in the same offering. The introductory paragraph to the applicable table in the Dilution section on page 37 has been revised accordingly.

Price Range of Our Common Stock, page 32

13. Revise to describe the various factors considered in determining the offering price for your securities. Refer to Item 505 of Regulation S-K.

This section contains a cross-reference to the Underwriting section of the Registration Statement where these factors are discussed in more detail. This cross-reference (on page 38) has been updated to specifically reference the subsection of the Underwriting section where these factors are discussed.

Business, page 32

Lending Activities, page 38

14. Please revise to label the pie chart on page 38 as the legend provided is insufficiently legible.

The pie chart on page 46 has been revised as requested.

15. We note that your current auto loan lending standards “limit[] [y]our lending risk” and that your proposed finance company subsidiary would lend to those whose credit scores would not satisfy these standards. Please revise to expand upon this new line of business, for example: quantify your anticipated lending standards, disclose how or if you will manage the additional lending risk, and explain your rationale for creating and then lending through a subsidiary as opposed to directly adjusting your Bank’s lending standards. Please disclose the criteria that your new lending facility will use to choose dealers which it will indirectly loan through, including whether it will utilize your Bank’s existing relationships with automotive dealerships.

The discussion under the heading “Lending Activities” in the Business section, beginning on page 48, has been revised to more fully explain the Company’s finance company-type lending, including to address the matters listed in comment 15.

16. We note both that more than 95% of your secured loans are located in Louisiana and that you consider hurricanes or other adverse weather conditions to be a material risk for your operations in Southern Louisiana. Please disclose your policies on insuring or requiring insurance on your secured properties.

The discussion under the heading “Lending Activities” in the Business section has been revised on page 50 to include a discussion of the Company’s requirements with respect to insuring loan collateral.

Credit Risk Management, page 41

17. We note that more than 25% of your total loan portfolio is comprised of auto loans that have been issued indirectly through automotive dealerships. As a result, neither the second or third bullet underneath your subheading titled “Underwriting” appears to be applicable to

May 16, 2014

these loans, nor does your loan underwriting and credit approval process appear to be “centralized” with respect to this sizable segment of your loan portfolio. Please revise this apparent discrepancy or advise.

The Company concurs with the Staff that the second bullet under the subheading titled “Underwriting” in the “Credit Risk Management” subsection is not applicable to its indirect auto lending. The Company relies on a borrower’s FICO in lieu of a pre-existing relationship. This bullet on page 50 has been revised accordingly.

As disclosed in the discussion of the Company’s consumer lending under the heading “Lending Activities” in the Business section on page 48, before any indirect auto loan is funded, the borrower’s loan application is submitted to the Company’s credit department by an automobile dealer with whom the Company has a relationship. The Company underwrites the auto loan based on its review of the information contained in the application itself, coupled with the information obtained about a borrower from the borrower’s credit report, the amount of the proposed loan and the existence of collateral securing the loan’s repayment. Accordingly, the Company believes that the third bullet under the subheading titled “Underwriting” in the “Credit Risk Management” subsection is applicable to its indirect auto lending and so has not revised such bullet.

Description of Capital Stock, page 91

Stock Warrants, page 92

18. We note that you “expect to extend the expiration date of [certain] warrants through the completion of this offering.” Supplementally advise whether you will be registering any warrants and, if not, explain how you will extend the expiration date of these warrants.

The Company does not intend to register any warrants. Under the terms of the relevant warrants, the Company has the ability to extend the expiration date of the warrants without the consent or approval of the holders thereof or the payment of any consideration to or from such holders. Based on guidance set forth in the Staff’s no-action letter to Tice Technologies, Inc. dated November 22, 1999 and in the no-action letters referenced therein, the Company concluded that the extension of the warrants did not constitute an “offer” or “sale” as defined in Section 2(a)(3) of the Securities Act, and registration of the warrant was not required. On March 13, 2014, the board of directors of the Company adopted an amendment to the warrants extending the expiration date of the warrants, and notification of the new expiration date was given to the holders of the warrants. No commission or remuneration was paid or given in connection with the warrant extension, and the Company did not receive anything of value from the extension.

Where You Can Find More Information, page 101

19. Please do not qualify your disclosure. Although you may refer investors to your exhibits for more detailed information, you must disclose all material features in the prospectus itself. Please revise to delete similar impermissible qualifications on pages 85 and 91.

The referenced language on pages 107, 114 and 125 has been revised to address the Staff’s comment.

May 16, 2014

Note B. Acquisition Activity, page F-16

20. We note disclosure of your acquisition of First Community Bank (“FCB”) effective May 1, 2013. Please tell us how you considered the significance of this acquisition in determining whether to provide audited historical financial statements of FCB in this draft registration statement on Form S-1. Please refer to Rule 8-04 of Regulation S-X.

The Company has determined that Rule 8-04 of Regulation S-X requires the Company to include (1) audited financial statements of FCB as of and for the year ended December 31, 2012, (2) unaudited financial statements of FCB as of and for the three month periods ended March 31, 2013 and 2012, and (3) a pro forma income statement for the year ended December 31, 2013. The Company has furnished as annexes to the prospectus included in the Registration Statement the aforementioned audited financial statements of FCB and pro forma income statement. Pursuant to its letter dated April 29, 2014, the Office of Chief Accountant of the Division of Corporation Finance waived the obligation of the Company to provide unaudited financial statements of FCB as of and for the three month periods ended March 31, 2013 and 2012, subject to the provision of certain information described in such letter. The Registration Statement has been revised to include, as an annex to the prospectus, the information required by the Office of Chief Accountant of the Division of Corporation Finance.

Note E. Allowance for Loan Losses, page F-24

21. Please revise the Allowance for Loan Losses and Recorded Investment in Loans Receivable table on page F-25 to disclose separately the amounts attributable to loans acquired with deteriorated credit quality, i.e., ASC 310-30 loans. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

The Allowance for Loan Losses and Recorded Investments in Loans Receivable tables on pages F-28 through F-30 have been revised as requested.

* * * * *

If you have any additional questions or require any further information, please do not hesitate to contact me at (504) 584-9236.

Sincerely,

/s/ Mark W. Jeanfreau

cc:	John J. D’Angelo

Randolf F. Kassmeier

Mark A. Fullmer